Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16th March, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Performance Share Plan 2006-2008 – Contingent Award of Options

The Directors and Persons Discharging Managerial Responsibility below have today been notified of the following contingent awards of shares under the Gallaher Group Plc Performance Share Plan.

Number of ordinary shares of 10p each
Directors
Nigel Dunlop	42,517
Neil England	47,619
Stewart Hainsworth	47,619
Nigel Northridge	85,601
Mark Rolfe	52,154

Persons Discharging Managerial Responsibility
Neil Hayward	14,347
Claire Jenkins	13,214
Barry Jenner	16,612
Tom Keevil	39,116
Jon Moxon	15,480
Eddy Pirard	15,102
Suhail Saad	13,969
Yann Tardif	16,612

The number of these shares which will vest will be determined by reference to the achievement of performance conditions, over the three years commencing 1 January 2006. This is in accordance with the Rules of the Plan and as outlined in the Remuneration Report and Summary Remuneration Report contained in the Group’s Annual Report and Financial Statements 2005 and Annual Review and Summary Financial Statement 2005, respectively.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 16, 2006	Title:	Head of Performance and Reward